OncoGenex Pharmaceuticals, Inc.
1522 217th Place SE, Suite 100
Bothell, WA 98021

January 28, 2010

Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	OncoGenex Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement filed on Schedule 14A File Number: 033-80623

Dear Mr. Rosenberg,

On December 23, 2009, OncoGenex Pharmaceuticals, Inc. (the “Company”) submitted a letter (“First Response Letter”) responding to comments #1 and #3 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 10, 2009 (“Comment Letter”) relating to the above-referenced matters. In the First Response Letter, the Company requested an extension until January 31, 2010 to respond to comment #2 of the Comment Letter. On behalf of the Company, this letter responds to comment #2 of the Comment Letter. Set forth in italicized print below is comment #2 of the Staff, as set forth in the Comment Letter, followed by the Company’s response.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis
2008 Named Executive Officer Compensation
Cash Incentives, page 24

2.	Your Compensation Discussion and Analysis does not provide sufficient disclosure regarding the corporate objectives used to determine your executive officers’ short-term incentive award. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

•	The corporate objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

Please confirm that you will also disclose the achievement of these objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

To the extent that you are concerned about the release of this information prior to the end of your fiscal year, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.

Response:

With respect to the Company’s 2009 corporate objectives, the draft disclosure of the Company’s 2010 proxy statement in respect of the requested matters is as follows:

The Company’s short-term incentive awards program (“STIP”), as it applies to our Named Executive Officers, provides an annual opportunity to receive a discretionary cash bonus based on performance related to corporate objectives established by the Board of Directors. Annually, the Compensation Committee (“Committee”) will determine whether the corporate objectives for that year were achieved. If corporate objectives were not achieved at a 100% level, the Committee may determine that the corporate objectives were not achieved or, in its sole discretion, may determine that such objectives were partially achieved. The Committee may award bonuses based on the foregoing determinations or, after considering market conditions, the financial position of the Company or other factors, the Committee may, in its sole discretion, determine not to award any bonuses or to award bonuses at less than maximum eligibility.

For 2009, each respective Named Executive Officer was eligible to receive a bonus under the STIP in an amount equal to the following:

Short-term Incentive
Executive Officer	Award Eligibility
Scott Cormack, Chief Executive Officer and President	40% of salary

Steve Anderson, Chief Financial Officer and Secretary	25% of salary

Cindy Jacobs, Chief Medical Officer/Executive Vice President	30% of salary

For 2009, the corporate objective adopted by the Board of Directors under the terms of the STIP was for the Company to generate at least $25 million, either directly or through committed funding by a third party, designated to the advancement of OGX-011. Based on the Company’s capital resources and needs at the time such corporate objective was adopted, the Board of Directors adopted the objective to satisfy such funding requirements by September 30, 2009.

In July 2009, the Company completed a financing of common stock that provided the Company with aggregate proceeds of approximately $9.5 million (the “July Financing”), which extended the Company’s runway and allowed the Committee to exercise its discretion with respect to the date by which the corporate objective under the STIP needed to be satisfied.

In December 2009, when making bonus determinations under the STIP, the Committee considered, among other things, the following factors:

•	the initial deadline to satisfy the corporate objective had been established based on the Company’s capital resources and needs on the date the corporate objective was established;

•	the Company’s completion of the July Financing extended the Company’s runway and the time available to the Company to satisfy the corporate objective;

•	the Company was actively engaged in discussions regarding a potential licensing transaction that would result in proceeds to the Company well in excess of the $25 million goal;

•	the timing of the potential licensing transaction had been affected by a competitive bidding process for such transaction; and

•	management had presented various non-binding term sheets to the Board of Directors, some of which may have led to a transaction by the initial deadline set forth in the corporate objective. Upon the recommendation of management, the Board of Directors resolved to focus on securing a transaction that would result in greater commitment to an expanded clinical development program in an effort to maximize long-term shareholder value.

The Committee also determined that if the Company completed a licensing transaction with a third party resulting in at least $25 million designated to the advancement of OGX-011 (“Licensing Transaction”), such transaction would result in the satisfaction of the corporate objective established under the STIP. Based on the foregoing considerations, the Committee ultimately determined that bonuses to the Named Executive Officers under the STIP would be paid in accordance with the following:

•	100% if the Licensing Transaction was completed no later than the end of 2009;

•	90% if the Licensing Transaction was completed no later than January 31, 2010;

•	50% if the Licensing Transaction was completed no later than the end of the first quarter of 2010; and

•	0% if the Licensing Transaction was completed after the end of the first quarter of 2010.

Prior to the end of 2009, the Company completed a Licensing Transaction resulting in direct or indirect committed funding designated to the advancement of OGX-011 in excess of the objective of $25 million. Accordingly, the Named Executive Officers received 100% of the bonus for which they were eligible under the STIP, as follows:

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Actual Short-term
Incentive Award
Executive Officer	(cash bonus)
Scott Cormack, Chief Executive Officer and President	CDN $138,000

Stephen Anderson, Chief Financial Officer and Secretary	CDN $52,500

Cindy Jacobs, Chief Medical Officer/Executive Vice President	U.S. $108,000

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen Anderson
Stephen Anderson,
Chief Financial Officer

cc:	Christopher Doerksen, Dorsey & Whitney LLP

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